FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

The Real Brokerage Inc. (the "Company" or "REAL")
133 Richmond Street West

Suite 302

Toronto, ON M5H 2L3

Item 2 - Date of Material Change

May 14, 2024

Item 3 - News Release

The Company disseminated a news release via Business Wire on May 14, 2024 in respect of the material change and the news release was subsequently filed on SEDAR+ at www.sedarplus.ca.

Item 4 - Summary of Material Change

The Company announced that its Board of Directors approved the renewal of the Company's normal course issuer bid ("NCIB"). The NCIB is set to commence on May 29, 2024, immediately following the expiration of the current NCIB on May 28, 2024.

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

The Company announced that its Board of Directors has approved the renewal of the Company's NCIB. The NCIB is set to commence on May 29, 2024, immediately following the expiration of the current NCIB on May 28, 2024.

The NCIB authorizes Real to repurchase up to 9,472,708 of its common shares ("Common Shares"), representing approximately 5% of the total issued and outstanding Common Shares of 189,454,169 as of May 1, 2024. This repurchase program will be conducted during the twelve-month period commencing May 29, 2024 and ending May 28, 2025. In addition, the aggregate number of Common Shares acquired by the Company within any 12-month period under the current NCIB and renewed NCIB will not exceed 5% of the Common Shares issued and outstanding at the beginning of such 12-month period.

Further details regarding the NCIB are below:

The Company has outstanding awards issued under an amended and restated stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan"), an omnibus incentive plan (the "Omnibus Plan") and an amended and restated omnibus incentive plan (the "A&R Plan", and together with the Option Plan, the RSU Plan and the Omnibus Plan, the "Plans") for the benefit of designated participants. Designated participants are employees, officers or consultants of the Company or a related entity of the Company as the Board of Directors may designate from time to time as eligible to participate in the Plans. Under the Plans, vested restricted share units ("RSUs") may be settled in Common Shares, a cash payment equivalent to the value of a Common Share or a combination of cash and Common Shares (the "Settlement"). The Plans provide that Common Shares may be acquired on the market to satisfy a Settlement. The NCIB is being conducted to acquire the Common Shares for Settlement purposes under the Plans.

In connection with the NCIB, Real will appoint a trustee (the "Trustee") as the trustee for the purposes of arranging for the acquisition of the Common Shares and to hold Common Shares in trust for the purposes of administering Settlements under the Plans as well as deal with other administrative matters.

The Common Shares acquired under the NCIB will be held by the Trustee until the Common Shares are transferred to the designated participants or sold in the market, with the proceeds to be transferred to designated participants under the terms of the Plans, to satisfy the Company's obligations in respect of the Settlement of vested RSUs held by such designated participants.

Although the Company intends to purchase Common Shares under the NCIB, there can be no assurances that any such purchases will be completed. Any purchases made under the NCIB will be made by Real at the prevailing market price at the time of acquisition and through the facilities of the NASDAQ Capital Market and alternative trading systems. The Company may rely on an automatic purchase plan during the NCIB. The automatic purchase plan would allow for purchases by the Company of Common Shares during certain predetermined blackout periods.

This report does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of persons in the United States or "U.S. Persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Tamir Poleg
Chief Executive Officer
Tel: 646-549-7107

Item 9 - Date of Report

May 17, 2024